May 16, 2005	VIA EDGAR

Mr. Larry Spirgel
Assistant Director
Office of Small Business
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0407
Washington, D.C. 20549

Re:	Q Comm International, Inc.
Form 10-KSB for the year ended December 31, 2004
File No. 001-31718

Dear Mr. Spirgel:

This letter responds to the Staff’s comment letter dated May 5, 2005 regarding the above-referenced report filed by Q Comm International, Inc. (the “Company”). For ease of reference, your inquiries have been incorporated in this letter and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me directly at (801) 226-4222.

General

1.
We note from the Company’s Forms 10-KSB for the years ended December 31, 2003, and December 31, 2004, that your revenues exceeded the limit for small business issuers for two consecutive years. See Item 10(a)(1) and (a)(2)(iii) of Regulation S-B. As you are no longer a small business issuer, please confirm in your response letter your understanding that the company is no longer eligible to use the small business forms, beginning with the first quarterly report in fiscal year 2005.

We confirm that we are no longer eligible to use the small business forms and that our Form 10-Q filing for the period ended March 31, 2005 and future periodic filings will be in accordance with Regulation S-X.

Item 6. Management’s Discussion and Analysis or Plan of Operations

Sources of Revenue, page 16

2.	We note that you sell terminals under the service bureau arrangements. Provide us with more details of these arrangements, your accounting for them and your basis in the accounting literature.

Service Bureau customers are those who license our proprietary software, install and maintain the software on their server hardware, and purchase terminals to install in retail establishments they contract with. All except one of our service bureau arrangements are with customers outside the U.S. In these arrangements, we do not have an obligation to maintain their system, service their customers, procure and inventory products, or provide terminal support for retail locations.

Our service bureau contracts separately identify pricing for software licensing, installation and set up, purchases of terminals, future technical support billed at hourly rates, and ongoing fees based on either transaction volume or revenues processed through the system. Each of these deliverables has value to the customer on a standalone basis and comprises a separate unit of accounting, as defined in EITF 00-21. Revenues for each of these elements are based on the value of the services, software or terminals sold as determined by vendor specific objective evidence. We do not “bundle” services with the price of the terminals. License and set up fees are deferred and recognized over the term of the agreement if material.  There is no right of return for software or terminals and sales for overseas customers are on a cash basis. Total revenues from service bureau contracts totaled $347,273 in 2004, which is less than 1% (0.85%) of total revenues for that year.

Based on our evaluation of the criteria outlined in SEC Staff Accounting Bulletin 101 - Revenue Recognition in Financial Statements (SAB 101), we have met the requirements to record the revenue from the sale of terminals at the time of sale. This is based on the following criteria outlined in SAB 101: i) persuasive evidence of an arrangement exists, ii) delivery has occurred, iii) the price of the terminals is fixed, and iv) collection is assured since payment in advance is required

Critical Accounting Policies and Estimates

Revenue Recognition, page 19

3.
We note that under the broker model you record transactions on a gross basis. We further note your statement that “carriers determine prices for their products and we do not control the frequency or the quantity of sales” and “some provide us with product on consignment.” Please tell us the factors you considered in making the determination that reporting on a gross basis is appropriate. Provide a detailed analysis of EITF 99-19 including your assessment of each of the indicators of gross reporting and each of the indicators of net reporting.

As a brief background, we are in the business of providing various prepaid products, such as prepaid long distance, prepaid wireless airtime and prepaid debit cards. These products are sold in the form of a pin number (“PIN”) which the consumer uses to activate the product. We have developed a proprietary electronic distribution system for these products that includes a terminal located in a retail establishment and a back-end processing system to manage PIN inventory, process transactions, generate ACH transaction files to receive and pay funds due, and provide reporting to those involved in the distribution channel. The terminal prints the PIN and activation instructions necessary for the consumer to utilize the product. The success of our business is based on having both a wide array of products to offer and a large network of retail locations offering these products through our terminals.

There are two scenarios under which we provide products and services within the broker model. The first is where we buy products in advance from suppliers and resell them through our distribution system. The second is where we receive PINs on consignment from suppliers and sell them through retailers the supplier has secured and/or through our existing retail network. We will address each of these scenarios separately.

We typically purchase for our inventory 1) prepaid wireless products for large national wireless carriers such as AT&T, Cingular, T-Mobile, and Verizon, and 2) various regional products with significant demand such as Boost, Airvoice, Tracfone and Page Plus. To a lesser degree we purchase for our inventory various prepaid long distance products. Our assessment of gross vs. net revenue reporting based on the criteria set forth in EITF 99-19 for these products is as follows:

Indicators of Gross Revenue Reporting
1) We are the primary obligor in the arrangement. We take possession of the PINs and manage them in our system, including fulfillment of PINs sold at retail locations. We are responsible if the wrong product is delivered or if no product is available. We are responsible if the consumer is unable to use the PIN for any reason or requests a refund. 2) We have both general inventory risk and physical loss inventory risk. If products we purchase become obsolete prior to sale we generally have no recourse with the suppliers. We have full risk for any product that is lost or stolen. 3) We have latitude in establishing price. Most of our retail locations are brought to us by independent sales organizations we refer to as brokers. We set the pricing for the brokers, who in turn set pricing for their retailers. We set pricing for the retailers in cases where we have a direct relationship with the retailer (i.e. no broker exists). The comment on page 19 of our Form 10-KSB referenced above in your comment, “carriers determine prices for their products…” refers to the fact that suppliers set the denominations for the product, which is the price paid by the consumer. 4) We change the product or perform part of the service. In the prepaid products industry, PINs are traditionally sold in the form of cards with a PIN printed on the back. Consumers “scratch” the back of the card to reveal the PIN after purchase. Product delivery through printed physical cards results in suppliers, brokers and retailers incurring the costs of carrying inventory as well as the costs of inventory shrinkage and stock-outs. The offering of electronic delivery increases the value of the product due to the elimination of these costs. This increase in value is evidenced by the fact that retailers are typically willing to pay a higher price for product delivered electronically vs. physical card inventory. 5) We are involved in the determination of product or service specifications. While we do not have the ability to determine the specifications of the products we offer, we negotiate service specifications with our brokers and direct retailers, including marketing support, retailer technical support and training, billing and collection. 6) We have credit risk. We have no recourse with the supplier if we are unable to collect the amount due from the retailer.

Indicators of Net Revenue Reporting
1) We do not have discretion in supplier selection. The absence of this indicator of gross revenue reporting is due to the nature of the product; consumers and retailers want “brand name” products offered only by the supplier (e.g. Verizon Wireless).

Conclusion
The indicators present a strong case for gross revenue reporting. There are no indicators of net revenue reporting as outlined in EITF 99-19, only an absence of one indicator of gross revenue reporting noted above.

The second scenario deals with consignment products. These consignments are arranged with smaller regional prepaid long distance or prepaid wireless providers. In some cases, suppliers are willing to offer products to us on consignment as an inducement for us to offer their products to our network. In these cases we remit payment to the supplier at the time the PIN is sold. Other than the timing of payment to the supplier, there is essentially no difference between the indicators for these products and those described above. However, we have two significant customers who are regional wireless carriers. In these cases, we sell their products through retailers they have secured for product distribution. They have characteristics of both a product supplier and a broker. With one of the customers we have the ability to sell other products in our library to their retailers; in the other instance we are only able to offer the supplier’s products. Our assessment of gross vs. net revenue reporting based on the criteria set forth in EITF 99-19 for the products supplied by these two customers is as follows:

Indicators of Gross Revenue Reporting
1) We are the primary obligor in the arrangement. We take possession of the PINs and manage them in our system, including fulfillment of PINs sold at retail locations. We are responsible if the wrong product is delivered or if no product is available. Even though the supplier has brought the retail relationship to us, we still enter into a direct contract with the retailer for product delivery and related services. 2) We have physical loss inventory risk. We have full risk for any product that is lost or stolen. 3) We change the product or perform part of the service. In the prepaid products industry, PINs are traditionally sold in the form of cards with a PIN printed on the back. Consumers “scratch” the back of the card to reveal the PIN after purchase. Product delivery through printed physical cards results in suppliers, brokers and retailers incurring the costs of carrying inventory as well as the costs of inventory shrinkage and stock-outs. The offering of electronic delivery increases the value of the product due to the elimination of these costs. This increase in value is evidenced by the fact that retailers are typically willing to pay a higher price for product delivered electronically vs. physical card inventory. 4) We are involved in the determination of product or service specifications. While we do not have the ability to determine the specifications of the products of these suppliers, we negotiate service specifications provided to customers, including marketing support, retailer technical support and training, billing and collection.

Indicators of Net Revenue Reporting
1) The amount we earn is fixed. The supplier is able to set the price to the retailer since they control the retail relationship. Therefore, we do not have latitude in setting price except for products we sell that are not the suppliers’ products. 2) The supplier has credit risk. Since the supplier also has the role of a typical broker in our business model, they assume the credit risk for non-payment of products sold at the retail relationships they have provided to us.

Conclusion
While there are indicators of both gross and net revenue reporting, we believe those indicators supporting gross revenue reporting outweigh those supporting net revenue reporting. In addition, we have taken investor transparency into account when making this determination. This concept was discussed by the EITF in Issue Summary No. 1, Supplement No. 3 to EITF 99-19. Task force members noted that a mix of both gross and net revenues could result in investor confusion about critical measures of the business. When discussing these issues the task force noted, “As a result, a user of the financial statements could lose the benefit of transparency regarding changes in a company’s gross margin, particularly if the percentage mix of gross versus net revenues varies significantly from period to period.” We agree with this observation and believe that users of our financial statements would have difficulty assessing the true margin and direct costs of our business with revenues from similar products and transactions being reported in differing ways based solely on supply arrangements. Furthermore, the predictability of our business model would be significantly reduced due to the addition of unknown factors such as future revenue mix changes, which for us could be significant.

Consolidated Statements of Operations and Comprehensive Loss, page 27

4.
Since the captions “cost of goods sold” and “gross profit” exclude depreciation and amortization for property and equipment and capitalized software development costs directly attributable to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation and amortization to “cost of good sold” or remove the caption “gross profit” and indicate the amount of applicable depreciation and amortization that is excluded from “cost of sales.” Please revise this presentation accordingly throughout your document.

We agree with the staff’s comment and will adopt the second of the two alternatives outlined above. We propose that we make this change on a prospective basis beginning with our Form 10-Q for the period ended March 31, 2005.

Consolidated Statements of Cash Flows, page 29

5.
We note your inclusion of “proceeds from capital leases” in cash flows from financing activities. This item appears to be a non-cash investing and financing activity. Please revise your statement to comply with paragraph 32 of SFAS 95.

We entered into two capital lease arrangements during the year ended December 31, 2004. These arrangements were with third-party leasing companies. In one case, cash for the purchase of the equipment equal to the lease amount was paid directly to us. In the other case, a portion of the proceeds of the lease was paid to us and the remainder of the proceeds was paid directly to the equipment manufacturer.

According to SFAS 95, paragraph 32, “Information about all investing and financing activities of an enterprise during a period that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the period shall be reported in related disclosures…some transactions are part cash and part noncash; only the cash portion shall be reported in the statement of cash flows.” In this case we correctly identified the portion of the payments that were made to us and reflected those in the body of the Consolidated Statements of Cash Flows. The portion that was paid directly to the equipment manufacturer was excluded from the body of the Consolidated Statements of Cash Flows and disclosed in the Supplemental Schedule of Non-cash Investing and Financing Activities.

Item 8A - Controls and Procedures, page 40

6.
We note that you have not disclosed whether your principal executive officer and principal financial officer evaluated your disclosure controls and procedures or whether they concluded that those disclosure controls and procedures were effective. Please revise to state clearly whether or not your principal executive officer and principal financial officer evaluated your disclosure controls and procedures as required by Rule 13a-15(b) and, if so, whether or not they concluded that your disclosure controls and procedures were effective, as required by Item 307 of Regulation S-B.

We acknowledge your comment regarding item 6 and will revise our disclosure in Form 10-KSB for the period ended December 31, 2004 as follows:

"As a result of the material weaknesses in internal control over financial reporting, our management, including our chief executive officer and chief financial officer, evaluated our disclosure controls and procedures and concluded that they were not effective as of December 31, 2004 ."

These findings were consistent with the findings of our auditors.

7.
If your principal executive officer and principal accounting officer determined that your disclosure controls and procedures were effective, please revise to explain the basis for their conclusion, in view of the material weaknesses in your internal control over financial reporting that your auditor identified.

As noted in our response to comment number 6 above, our chief executive officer and chief financial officer reached similar conclusions reached by our auditors and reported by us in Item 8A - Controls and Procedures.

8.
We note your disclosure that “There has been no change in our internal control over financial reporting during the fourth quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.” This seems inconsistent with your disclosure of material weaknesses and the remedial measures you are taking to improve your internal control over financial reporting. Please revise as appropriate to clarify whether you had changes in your internal control over financial reporting that require disclosure under Item 308(c) of Regulation S-B. For example, disclose when the material weaknesses over financial reporting were identified and communicated to management and your audit committee and when you began remedial actions. If known, disclose when you expect your remedial actions to resolve the material weaknesses.

The evaluation by our chief executive officer and chief accounting officer noted in our responses to comments 6 and 7 above took place in 2005 during the preparation of our financial statements for the year ended December 31, 2004 - not during the fourth quarter of 2004. These deficiencies were communicated to our management and audit committee prior to the issuance of our Form 10-KSB. Remedial actions began immediately in the first quarter of 2005 and are ongoing. We are unable to predict with any certainty when the remedial actions will be completed.

I appreciate your commitment for accelerated review so that we can meet the filing deadline for our Form 10-Q.

Best regards,

/s/ Michael K. Openshaw
Michael K. Openshaw
Chief Financial Officer
Q Comm International, Inc.